EXHIBIT A

CERAGON NETWORKS® REPORTS RECORD SECOND
QUARTER 2007 FINANCIAL RESULTS

        TEL AVIV, Israel, July 23, 2007 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), www.ceragon.com, a leading provider of high-capacity wireless backhaul solutions, today reported results for the second quarter which ended June 30, 2007.

        Revenues for the second quarter of 2007 were $37.3 million, up 58% from $23.6 million for the second quarter of 2006 and 10% from $33.9 million in the first quarter of 2007.

        Net income in accordance with Generally Accepted Accounting Principles (GAAP) for the second quarter of 2007 was $2.9 million or $0.10 per basic share and $0.09 per diluted share. On a non-GAAP basis net income for the second quarter, excluding $432,000 of equity-based compensation expenses, was $3.3 million, or $0.12 per basic share and $0.11 per diluted share, compared to non-GAAP net income of $1.1 million, or $0.04 per basic and diluted share in the second quarter of 2006 (Refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP).

        Gross margin on a GAAP basis in the second quarter of 2007 was 36.2% of revenues. On a non-GAAP basis gross margin was 36.3% of revenues.

        Cash and cash equivalents, short-term bank deposits and short- and long-term marketable securities totaled $32.8 million at June 30, 2007.

        “Our record second quarter results reflect continued accelerating demand for our wireless backhaul solutions,” said Ira Palti, President and CEO of Ceragon. “Based on strong bookings and record backlog in Q2, we are again raising our full-year revenue growth target from 30% to about 40% growth over 2006.”

        “Within the overall strength in our served market, we are leading the shift to all-IP backhaul networks that constitutes another significant source of future growth, and we are currently benefiting from several different growth drivers for our high-capacity SDH products.  The key to capitalizing on these opportunities will be continuing our track record of superior execution.  Our efforts remain concentrated on continuous innovation with emphasis on design-to-cost in our R&D activities, ongoing channel development and strengthening our direct sales capability, as well as strong supply chain management and overall operational excellence,” said Palti.

        A conference call discussing Ceragon’s results for the second quarter of 2007, business conditions, and outlook, will take place today, July 23, 2007, at 9:00 a.m. (EDT). Investors can join the Company’s teleconference by calling (800) 230-1059 or international (612) 332-0107 at 8:50 a.m. EDT.

        Investors are also invited to listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page:
http://www.ceragon.com/site/Investor_events.asp, selecting the webcast link, and following the registration instructions.

        If you are unable to join us live, the replay numbers are: (800) 475-6701  or international (320)-365-3844. A replay of both the call and the webcast link will be accessible through August 23, 2007.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ and TASE: CRNT) is a leading provider of high-capacity wireless backhaul solutions for cellular and fixed wireless operators, enterprises and government organizations. Ceragon’s modular FibeAir® product family is recognized as the gold standard for backhaul transmission and is also one of the top solutions chosen by cellular operators for SONET/SDH rings. A scalable, future-proof solution for wireless transport of broadband services, FibeAir operates across multiple frequencies for IP and SONET/SDH protocols, supporting the emerging needs of next-generation networks that are evolving to all-IP based services, including triple-play. It leads the market in IP backhaul, offering a unique, native IP solution that provides the efficient, robust connectivity required for WiFi, WiMAX and converged networks. Ceragon supports its growing base of more than 200 customers in 85 countries by operating an extensive sales network comprising 17 offices and numerous partners located around the world. More information is available at www.ceragon.com.

        Ceragon Networks®, CeraView®, FibeAir® and the FibeAir® design mark are registered trademarks of Ceragon Networks Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

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Ceragon Reports Second Quarter 2007 Results

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data
(Unaudited)

	Six months ended June 30		Three months ended June 30,
	2007	2006	2007	2006

Revenues	$71,273	$44,962	$37,337	$23,640
Cost of revenues	45,462	28,378	23,835	14,994

Gross profit	25,811	16,584	13,502	8,646

Operating expenses:
Research and development	6,950	6,562	3,460	3,321
Less: grants and participations	-	1,057	-	619

Research and development, net	6,950	5,505	3,460	2,702
Selling and marketing	11,465	8,060	6,215	4,141
General and administrative	2,134	2,471	1,015	1,159

Total operating expenses	20,549	16,036	10,690	8,002

Operating profit	5,262	548	2,812	644
Financial income, net	222	575	49	191

Net income	$5,484	1,123	2,861	$835

Basic net earnings per share	$0.20	$0.04	$0.10	$0.03

Diluted net earnings per share	$0.18	$0.04	$0.09	$0.03

Weighted average number of shares used
in computing basic net earnings per
share	28,047,219	26,542,235	28,488,649	26,625,630

Weighted average number of shares used
in computing diluted net earnings
per share	29,934,518	28,323,750	30,715,442	28,425,725

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Ceragon Reports Second Quarter 2007 Results

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data
(Unaudited)

	June 30, 2007	December 31, 2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$20,439	$10,170
Short-term bank deposits	4,429	5,364
Marketable securities	6,040	6,578
Trade receivables, net	28,452	27,433
Other accounts receivable and prepaid expenses	4,750	6,925
Inventories	35,981	27,311

Total current assets	100,091	83,781

LONG-TERM INVESTMENTS:
Long-term bank deposits	-	2,873
Long-term marketable securities	1,935	4,500
Severance pay funds	2,657	2,537

Total long-term investments	4,592	9,910

PROPERTY AND EQUIPMENT, NET	3,021	2,660

Total assets	$107,704	$96,351

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$22,498	$22,147
Deferred revenues	5,186	3,739
Other accounts payable and accrued expenses	10,647	10,627

Total current liabilities	$38,331	$36,513

LONG-TERM LIABILITIES
Accrued severance pay	4,408	4,352
Other payables	5,910	7,925

Total long-term liabilities	$10,318	$12,277

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	72	68
Additional paid-in capital	187,264	181,128
Other comprehensive income	(66)	64
Accumulated deficits	(128,215)	(133,699)

Total shareholders' equity	59,055	47,561

Total liabilities and shareholders' equity	$107,704	$96,351

Ceragon Reports Second Quarter 2007 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
U.S. dollars in thousands, except share and per share data
(Unaudited)

	Three months ended June 30,
	2007			2006
	GAAP (as reported)	Adjustments (*)	Non-GAAP	Non-GAAP

Revenues	$37,337		$37,337	$23,640
Cost of revenues	23,835	33	23,802	14,971

Gross profit	13,502		13,535	8,669

Operating expenses:
Research and development	3,460	67	3,393	3,270
Less: grants and participations	-		-	619

Research and development, net	3,460		3,393	2,651
Selling and marketing	6,215	155	6,060	4,068
General and administrative	1,015	177	838	1,046

Total operating expenses	10,690		10,291	7,765

Operating profit	2,812		3,244	904
Financial income, net	49		49	191

Net income	$2,861		$3,293	$1,095

Basic net earnings per share	$0.10		$0.12	$0.04

Diluted net earnings per share	$0.09		$0.11	$0.04

Weighted average number of shares used in
computing basic net earnings per share	28,488,649		28,488,649	26,625,630

Weighted average number of shares used in
computing diluted net earnings per share	30,715,442		30,715,442	28,425,725

Total adjustments		432

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R)

Ceragon Reports Second Quarter 2007 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
U.S. dollars in thousands, except share and per share data

	Six months ended June 30, 2007			Six months ended June 30, 2006
	GAAP (as reported)	Adjustments (*)	Non-GAAP	Non-GAAP

Revenues	$71,273		$71,273	$44,962
Cost of revenues	45,462	62	45,400	28,286

Gross profit	25,811		25,873	16,676

Operating expenses:
Research and development	6,950	129	6,821	6,382
Less: grants and participations	-		-	1,057

Research and development, net	6,950		6,821	5,325
Selling and marketing	11,465	303	11,162	7,810
General and administrative	2,134	328	1,806	1,987

Total operating expenses	$20,549		$19,789	$15,122

Operating profit	5,262		6,084	1,554
Financial income, net	222		222	575

Net income	$5,484		$6,306	$2,129

Basic net earnings per share	$0.20		$0.22	$0.08

Diluted net earnings per share	$0.18		$0.21	$0.08

Weighted average number of shares used in
computing basic net earnings per share	28,047,219		28,047,219	26,542,235

Weighted average number of shares used in
computing diluted net earnings per share	29,934,518		29,934,518	28,323,750

Total adjustments		822

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R)

Ceragon Reports Second Quarter 2007 Results

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon’s limited operating history and history of losses; Ceragon’s dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon’s products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Contact: Vered Shaked
Investor Relations Manager
Ceragon Networks Ltd.
Office: +972 (3) 645 5513
Mobile: +972 (52) 573 5513
vereds@ceragon.com